CUSIP No. 584949101

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 10)*
MedQuist Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
584949101
(CUSIP Number)

Seth W. Hamot Costa Brava Partnership III L.P. 222 Berkeley Street Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 584949101

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,433,272
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,433,272
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,433,272
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% *
14.	TYPE OF REPORTING PERSON PN
* Based on 37,555,893 shares of Common Stock outstanding as of October 22, 2010, as reported in the Form 10-Q for the period ended September 30, 2010 filed by the Issuer with the Securities and Exchange Commission on November 9, 2010.

CUSIP No. 584949101

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,433,272
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,433,272
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,433,272
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% *
14.	TYPE OF REPORTING PERSON OO
* Based on 37,555,893 shares of Common Stock outstanding as of October 22, 2010, as reported in the Form 10-Q for the period ended September 30, 2010 filed by the Issuer with the Securities and Exchange Commission on November 9, 2010.

CUSIP No. 584949101

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,433,272
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,433,272
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,433,272
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5% *
14.	TYPE OF REPORTING PERSON IN, HC
* Based on 37,555,893 shares of Common Stock outstanding as of October 22, 2010, as reported in the Form 10-Q for the period ended September 30, 2010 filed by the Issuer with the Securities and Exchange Commission on November 9, 2010.

CUSIP No. 584949101

AMENDMENT NO. 10 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on October 12, 2007, as amended by Amendment No. 1 thereto filed on October 23, 2007, Amendment No. 2 thereto filed on November 6, 2007, Amendment No. 3 thereto filed on November 20, 2007, Amendment No. 4 thereto filed on December 13, 2007, Amendment No. 5 thereto filed on December 14, 2007, Amendment No. 6 thereto filed on January 7, 2008, Amendment No. 7 thereto filed on January 24, 2008, Amendment No. 8 thereto filed on April 17, 2009 and Amendment No. 9 thereto filed on October 7, 2010 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended and restated as follows:

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On December 30, 2010, Costa Brava Partnership III L.P. entered into an amendment (the “Exchange Agreement Amendment”) to the previously announced Exchange Agreement dated September 30, 2010 (the “Exchange Agreement”) with CBaySystems Holdings Limited (“CBay”) and certain minority MedQuist shareholders (such minority shareholders together with Costa Brava Partnership III L.P., the “Investors”).  Pursuant to the Exchange Agreement Amendment, the Investors amended the terms of the Exchange Agreement by agreeing to exchange their Common Stock for shares of CBay at an exchange rate of 4.5 shares of CBay for each share of Common Stock and conditioning the closing under the Exchange Agreement upon the completion by CBay of an initial public offering in the United States by February 28, 2011.  The Exchange Agreement Amendment is annexed hereto as Exhibit Q, and any description thereof is qualified in its entirety by reference thereto.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) is hereby amended and restated in its entirety by reference to the information provided on the cover pages to this Amendment No. 10 to Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the information regarding the Exchange Agreement Amendment set forth in Item 4 of this Amendment No. 10 to Schedule 13D.  Such information and the agreement included as an exhibit hereto are incorporated herein by reference to Item 4 and such exhibit.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following thereto:

Exhibit Q – Exchange Agreement Amendment (Appears at Page 7)

CUSIP No. 584949101

Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 5, 2011

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner

By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President

SETH W. HAMOT
By:	/s/ Seth W. Hamot

EXECUTION COPY

EXHIBIT Q

AMENDMENT NO. 1 TO

EXCHANGE AGREEMENT

This AMENDMENT NO. 1 (“Amendment”) TO THE EXCHANGE AGREEMENT is dated as of December 30, 2010, by and between CBaySystems Holdings Limited, a British Virgin Islands company (“CBAY”, including as such entity shall be incorporated in Delaware as contemplated by the Agreement) and each of the parties that is a signatory hereto (each, an “Investor”).

W I T N E S S E T H

WHEREAS, CBAY and the Investors are parties to that certain Exchange Agreement, dated as of September 30, 2010 (the “Exchange Agreement”).

WHEREAS, the parties hereto desire to amend the Exchange Agreement as hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual terms, conditions and other covenants and agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed to such terms in the Exchange Agreement.

ARTICLE II
AMENDMENTS TO THE EXCHANGE AGREEMENT

2.1.   Amendments to Article I.  Article I of the Exchange Agreement is hereby amended by:

(a)           replacing the definition of “Closing” with the following:

“ “Closing” has the meaning specified in Section 2.3 hereto”; and

(b)           deleting the definition of “MEDQ Net Debt”.

2.2.   Amendments to Section 2.1.  Section 2.1 of the Exchange Agreement is hereby amended by replacing the entire section with the following:

“2.1  Exchange.  Subject to the terms and conditions hereof, on the Effective Date each Investor agrees to deliver to CBAY, free and clear of all Liens, all MEDQ Shares held by such Investor or by any of the Investor’s Affiliates, in each case which shall not be less than the number of MEDQ Shares specified beside its name on its signature page hereto, together with any other MEDQ Shares acquired by such Investor or its Affiliates after the date hereof and up to and including the Effective Date, and CBAY agrees to issue to each Investor 4.5 CBAY Shares in exchange for each such MEDQ Share so delivered by such Investor (the “Exchange Ratio”).  Such Exchange Ratio will be equitably adjusted to reflect any stock dividend, stock split (including a reverse share split), recapitalization or similar change in capital structure which CBAY effects after the date of the Agreement and prior to or concurrently with the Exchange.  In the case of any issuances of CBAY Shares after the date hereof and prior to the Effective Date pursuant to the first agreement listed on Schedule 3.2, the Exchange Ratio shall be increased as appropriate to give effect to any such issuances such that such issuances shall not dilute the percentage of aggregate outstanding CBAY Shares to be issued to the Investors upon the Closing.”

2.3.   Amendments to Section 2.2.  Section 2.2 of the Exchange Agreement is hereby amended by replacing the section with the following:

“2.2.  Intentionally left blank.”

2.4.   Amendment to Section 2.3.  Section 2.3 of the Exchange Agreement is hereby amended by replacing the entire section with the following:

“2.3.  Effective Date.  Subject to the terms and conditions hereof, the consummation of the transactions provided for in this Article II (the “Closing”) shall take place five Business Days following the day on which the last to be satisfied or waived of the conditions set forth in Article VII, other than conditions that can only be satisfied at Closing, shall be satisfied or waived (the “Effective Date”), or such other date as the parties may mutually agree; provided that the Effective Date shall be no later than February 28, 2011, unless mutually agreed in writing by the parties hereto. The Closing on the Effective Date shall take place at the offices of Simpson Thacher & Bartlett LLP at 425 Lexington Avenue, New York, New York 10017 or at such other place as the parties may mutually agree.”

2.5.   Amendments to Section 7.1.  Section 7.1 of the Exchange Agreement is hereby amended by replacing clause (l) with the following:

“Officer’s Certificate.  CBAY shall have provided an officer’s certificate in the form of Exhibit E, dated as of the Effective Date, as to the satisfaction by CBAY of the conditions precedent set forth in Section 7.1(a) and Section 7.1(b) of this Agreement.”

2.6.   Amendments to Exhibit D and Exhibt E.  Exhibit D of the Exchange Agreement is hereby amended by deleting Exhibit D in its entirety.

ARTICLE III
MISCELLANEOUS

3.1.   Execution in Counterparts.  This Amendment may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties and delivered to CBAY; provided, however, that delivery of a facsimile of a counterpart shall be sufficient to satisfy this Section 3.1.

3.2.   Continuing Effect of the Exchange Agreement.  This Amendment shall not constitute an amendment of any other provision of the Exchange Agreement not expressly referred to herein.  Except as expressly amended by this Amendment, the provisions of the Exchange Agreement are and shall remain in full force and effect.

3.3.   Headings.  The headings contained in this Amendment are for reference purposes only and shall not affect in any way the meaning or interpretation of this Amendment.

3.4.   Governing Law.  This Amendment shall be construed in accordance with and the Amendment and all disputes hereunder shall be governed by, the laws of the State of New York. By its execution and delivery of this Amendment, each of the parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit or proceeding with respect to any matter under or arising out of or in connection with this Amendment or for recognition or enforcement of any judgment in any such action, suit or proceeding may be brought, on a non-exclusive basis, in any federal or state court of competent jurisdiction in the Borough of Manhattan of the City of New York. By execution and delivery of this Amendment, each of the parties hereto irrevocably accepts and submits itself to the non-exclusive jurisdiction of any such court, generally and unconditionally, with respect to any such action, suit or proceeding and waives any defense of forum non conveniens or based upon venue if such action, suit or proceeding is brought in accordance with this provision.

[Signatures on next pages]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first above written.

CBAY
CBAYSYSTEMS HOLDINGS LIMITED

By:	/s/ Clyde Swoger
Name: Clyde Swoger Title: Chief Financial Officer

INVESTORS
Costa Brava Partnership III, L.P.

By:	/s/ Seth Hamot
Name: Seth Hamot Title: Managing Member of GP

222 Berkeley Street
Boston, MA 02116

Newcastle Partners, L.P.

By:	/s/ Mark E. Schwarz
Name: Mark E. Schwarz Title: General Partner

200 Crescent Court
Suite 1400
Dallas, Texas 75201

Black Horse Capital Management LLC

By:	/s/ Dale B. Chappell
Name: Dale B. Chappell Title: Manager

338 S. Sharon Amity Rd, #202
Charlotte, NC 28211

American Hallmark Insurance Company of Texas

By:	/s/ Mark E. Schwarz
Name: Mark E. Schwarz Title: Executive Chairman
Hallmark Financial Services, Inc.

777 Main Street
Suite 1000
Fort Worth, Texas 76102